UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 3

(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company (Issuer))

DESERT ACQUISITION, INC.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of the Issuer)

DESERT ACQUISITION, INC.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

RICHARD A. SILFEN

EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

AMERICAN REALTY CAPITAL PROPERTIES, INC.

405 PARK AVENUE, 12TH FLOOR

NEW YORK, NEW YORK 10022

(212) 415-6500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Peter M. Fass, Esq.

Steven L. Lichtenfeld, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$73,152,145 (1)	$9,422 (2)
(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc. (“CCPT”) not owned by American Realty Capital Properties, Inc. (“ARCP”), any ARCP subsidiary or any wholly-owned subsidiary of CCPT, at a purchase price of $7.25 per share, net to the seller in cash, without any interest, and less any applicable withholding taxes. On March 28, 2014, 10,090,951 shares of CCPT common stock were outstanding, of which 1,000 are owned by Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP. Accordingly, this calculation assumes the purchase of 10,089,951 shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for Fiscal Year 2014 issued by the U.S. Securities and Exchange Commission, equals $128.80 per million dollars of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,422	Filing Party:	Desert Acquisition, Inc. and American Realty Capital Properties, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	March 31, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 3 (“Amendment No. 3”) further amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 4, 2014 and Amendment No. 2 filed on April 11, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), by American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), and Desert Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of ARCP (“Merger Sub”), relating to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc., a Maryland corporation (“CCPT”) (other than shares then owned by ARCP, any ARCP subsidiary and any wholly-owned CCPT subsidiary), for a purchase price per share of $7.25, net to the seller in cash, without any interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2014 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 and 7. Summary Term Sheet; Source and Amount of Funds or Other Consideration

The section of the Offer to Purchase entitled “Summary Term Sheet—Does ARCP have the financial resources to purchase the shares that are validly tendered?” on page iii of the Offer to Purchase is hereby amended and supplemented by amending and restating the last sentence of such section in its entirety as follows:

“Therefore, ARCP will be able to provide out of its cash on hand and/or availability under its credit facility all the funds we will need in connection with the Offer and the subsequent Merger. There are no other alternative financing arrangements or plans to fund these payments.”

Item 2. Subject Company Information

The section of the Offer to Purchase entitled “The Offer—Information About CCPT” of the Offer to Purchase is hereby amended and supplemented by adding the following text to the end of such section on page 40 of the Offer to Purchase:

“The selected financial data (in thousands, except share and per share amounts) presented below was derived from CCPT’s consolidated financial statements previously filed with the SEC.

	Year Ended December 31,		Nine Months Ended
	2013	2012	September 30, 2013
Balance Sheet Data:
Total investment in real estate assets, net	$130,225	$127,755	$131,358
Cash and cash equivalents	$652	$7,788	$151
Restricted cash	$2,327	$2,073	$2,409
Total assets	$135,289	$140,385	$136,411
Notes payable	$85,606	$86,322	$85,791
Lines of credit with affiliate	$300	$—	$300
Due to affiliates	$39	$32	$33
Acquired below market lease intangibles, net	$395	$593	$444
Total liabilities	$87,948	$88,735	$88,043
Stockholders’ equity	$47,341	$51,650	$48,368
Operating Data:
Total revenue	$13,455	$12,837	$10,002
General and administrative expenses	$829	$807	$591
Property operating expenses	$681	$638	$477
Property management expenses	$401	$379	$299
Acquisition related expenses	$325	$—	$324
Depreciation and amortization	$4,566	$4,514	$3,426
Operating income	$6,653	$6,499	$4,885
Interest expense and other	$(5,916)	$(6,233)	$(4,393)
Income from continuing operations	$737	$266	$492
Gain on sale of discontinued operations	$—	$3,715	$—
Net income	$737	$4,049	$492
Cash Flow Data:
Net cash provided by operating activities	$5,625	$5,221	$3,725
Net cash (used in) provided by investing activities	$(7,301)	$6,520	$(7,345)
Net cash used in financing activities	$(5,460)	$(9,434)	$(4,017)
Per Share Data:
Income from continuing operations per common share- basic and diluted	$0.07	$0.03	$0.05
Net income - basic and diluted	$0.07	$0.40	$0.05
Distributions declared per common share	$0.50	$0.50	$0.37
Weighted average shares outstanding - basic and diluted	10,090,951	10,090,951	10,090,951”

Item 3. Identity and Background of Filing Person

The section of the Offer to Purchase entitled “The Offer—Information about Merger Sub and ARCP” beginning on page 40 is hereby amended and supplemented by adding the following text to the end of such section on page 42 of the Offer to Purchase:

“Neither ARCP nor Merger Sub was (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a (i) judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or (ii) a finding of any violation of federal or state securities laws.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The section of the Offer to Purchase entitled ‘‘Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions is hereby amended and supplemented by adding the following text to the end of such section on page 6 of the Offer to Purchase:

“On April 17, 2014, pursuant to the Merger Agreement, CCPT notified ARCP in writing that prior to the expiration of the go-shop period, which ended at 11:59 p.m., New York City time on April 16, 2014, CCPT had not received, in writing or orally, any alternate acquisition proposals.”

The section of the Offer to Purchase entitled “Special Factors—Summary of the Merger Agreement and Other Agreements—Merger Agreement” on page 16 of the Offer to Purchase is hereby amended and supplemented by amending and restating the third sentence of the second paragraph such section in its entirety as follows:

“The representations and warranties within the Merger Agreement may have assumed knowledge by the parties of facts that are not included in the representations and warranties or may have been made for the purpose of allocating between the parties the risk that certain conditions will not exist.”

Item 6. Purposes of the Transaction and Plans or Proposals

The section of the Offer to Purchase entitled “Special Factors —Purposes of the Offer and the Merger; Plans for CCPT after the Merger—Plans for CCPT” on page 7 of the Offer to Purchase is hereby amended and supplemented by adding the following text after the first sentence of such section:

“As a result of the Merger, ARCP will indirectly own 100% of the interest in the net book value and net earnings of CCPT, which for the fiscal year ended December 31, 2013, were $47,326,560 and $737,000, respectively.”

Item 7. Source and Amount of Funds or Other Consideration

The section of the Offer to Purchase entitled “The Offer—Source of Funds” is hereby amended and supplemented by amending and restating the third sentence of such section of the Offer to Purchase on page 42 as follows:

“ARCP expects to fund these payments out of its cash on hand and/or debt available under its credit facility. There are no other alternative financing arrangements or plans to fund these payments.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended to add the following new Exhibit (a)(1)(ix) to the Schedule TO and to replace description of Exhibit (a)(3) of the Schedule TO with the description of Exhibit (a)(3) set forth below:

(a)(1)(ix)	Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 18, 2014.**

(a)(3)	Documents filed as Exhibits (a)(1)(i)-(a)(1)(ix) incorporated herein by reference.

Item 13. Information Required by Schedule 13e-3

Schedule 13E-3, Item 8. Fairness of the Transaction

The section of the Offer to Purchase entitled “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Fairness Opinion” is hereby amended and supplemented by adding the following text after the first paragraph of such section on page 13 of the Offer to Purchase:

In connection with its Opinion, the Financial Advisor made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances, including a review of the financial projections relating to 26 of the 39 net-leased properties of CCPT summarized in the table below. With respect to the remaining 12 properties, the direct capitalization method was used because of the stability of the cash flows generated by such properties. With the direct capitalization method, each such property is valued by using the December 31, 2013 net operating income and applying the applicable capitalization rate, without applying any forecasts. A detailed description of the direct capitalization method is set forth in the presentation dated March 17, 2014 to the CCPT board of directors entitled “Financial Analysis,” a copy of which is attached as Exhibit (c)(2) to CCPT’s Solicitation/Recommendation Statement on Schedule 14D-9/A, filed on April 11, 2014.

Tenant	Y1 Dec-2014	Y2 Dec-2015	Y3 Dec-2016	Y4 Dec-2017	Y5 Dec-2018	Y6 Dec-2019	Y7 Dec-2020	Y8 Dec-2021	Y9 Dec-2022	Y10 Dec-2023	Y11 Dec-2024
1. Walgreens, 5202 Almeda Dr., Houston, TX*
Total Potential Gross Revenue	$258,975-$265,208	$255,363-$267,829	$258,062-$270,528	$260,842-$273,308	$263,706-$276,172	$243,144-$266,655	$269,692-$297,972	$272,822-$301,102	$276,045-$304,325	$279,364-$307,644	$282,784-$317,520
Net Operating Income	$171,625–$177,858	$165,392-$177,858	$165,392-$177,858	$165,392-$177,858	$165,392-$177,858	$141,881-$165,392	$165,392-$193,672	$165,392-$193,672	$165,392-$193,672	$165,392-$193,672	$165,392-$200,128
Cash Flow Before Debt Service & Taxes	$169,055-$175,288	$163,142-$175,608	$162,665-$175,131	$162,583-$175,049	$162,499-$174,965	$71,879-$162,412	$162,323-$190,603	$162,231-$190,511	$162,136-$190,416	$162,038-$190,318	$161,938-$196,674
2. Walgreens, 400 West 23rd St., Lawrence, KS*
Total Potential Gross Revenue	$300,548-$308,151	$295,657-$310,862	$298,451-$313,656	$301,328-$316,533	$304,291-$319,496	$283,376-$307,343	$310,486-$343,196	$313,725-$346,435	$317,060-$349,770	$320,495-$353,205	$324,034-$366,546
Net Operating Income	$210,154-$217,757	$202,552-$217,757	$202,552-$217,757	$202,552-$217,757	$202,552-$217,757	$178,585-$202,552	$202,552-$235,262	$202,552-$235,262	$202,552-$235,262	$202,552-$235,262	$202,552-$245,064
Cash Flow Before Debt Service & Taxes	$207,577-$215,180	$111,052-$126,257	$199,818-$215,023	$199,736-$214,941	$199,652-$214,857	$102,084-$199,565	$199,475-$232,185	$199,383-$232,093	$199,288-$231,998	$199,190-$231,900	$199,089-$241,601
3. Rite Aid, 3060 Thomas St., Memphis, TN
Total Potential Gross Revenue	$376,140	$377,209	$378,309	$379,442	$380,610	$381,813	$158,379	$189,126	$190,439	$191,793	$193,187
Net Operating Income	$340,523	$340,523	$340,523	$340,523	$340,523	$340,523	$115,851	$145,321	$145,321	$145,321	$145,321
Cash Flow Before Debt Service & Taxes	$338,310	$270,523	$338,175	$338,105	$338,032	$337,958	$2,468	$142,600	$142,518	$142,434	$142,347
4. Rite Aid, 1560 Parkman Rd. NW, Warren, OH
Total Potential Gross Revenue	$361,479	$363,198	$364,967	$366,790	$368,667	$370,601	$326,558	$406,772	$408,884	$411,061	$413,302
Net Operating Income	$304,208	$304,208	$304,208	$304,208	$304,208	$304,208	$258,174	$336,335	$336,335	$336,335	$336,335
Cash Flow Before Debt Service & Taxes	$301,955	$301,887	$301,817	$232,208	$301,672	$301,596	$170,139	$333,564	$333,480	$333,395	$333,307
5. Walgreens, 1201 Camp Jackson Rd., Cahokia, IL*
Total Potential Gross Revenue	$199,527-$232,676	$200,809	$202,783	$204,817	$206,911	$179,599-$210,756	$218,040-$232,792	$220,329-$235,081	$222,686-$237,438	$225,114-$239,866	$192,986-$244,323
Net Operating Income	$135,635-$168,784	$135,000	$135,000	$135,000	$135,000	$105,531-$136,688	$141,750-$156,502	$141,750-$156,502	$141,750-$156,502	$141,750-$156,502	$107,121-$158,458
Cash Flow Before Debt Service & Taxes	$2,609-$90,264	$128,400	$132,136	$132,050	$131,961	$39,213-$133,558	$138,526-$153,278	$138,429-$153,181	$138,330-$153,082	$138,227-$152,979	$30,240-$154,829
6. Walgreens, 15609 Lakeshore Blvd., Cleveland, OH*
Total Potential Gross Revenue	$207,569-$241,699	$234,818-$236,303	$237,048-$238,533	$239,344-$240,829	$241,708-$243,193	$244,144-$246,304	$246,652-$256,237	$249,237-$258,822	$251,898-$261,483	$254,640-$264,225	$244,795-$257,464
Net Operating Income	$135,430-$169,560	$160,515-$162,000	$160,515-$162,000	$160,515-$162,000	$160,515-$162,000	$160,515-$162,675	$160,515-$170,100	$160,515-$170,100	$160,515-$170,100	$160,515-$170,100	$147,846-$160,515
Cash Flow Before Debt Service & Taxes	$74,072-$166,860	$157,734-$159,219	$100,515-$102,000	$157,565-$159,050	$157,476-$158,961	$157,385-$159,545	$157,291-$166,876	$157,194-$166,779	$157,095-$166,680	$156,992-$166,577	$144,217-$156,886
7. Lowe’s, 3620 Emmett F Lowry Expy., Texas City, TX
Total Potential Gross Revenue	$1,222,608	$1,233,409	$1,244,533	$1,255,992	$1,267,794	$1,279,950	$1,292,471	$1,305,368	$1,318,651	$1,332,333	$1,346,426
Net Operating Income	$862,585	$862,585	$862,585	$862,585	$862,585	$862,585	$862,585	$862,585	$862,585	$862,585	$862,585
Cash Flow Before Debt Service & Taxes	$625,085	$835,703	$834,896	$834,065	$833,210	$832,329	$831,421	$830,486	$829,523	$828,531	$827,510
8. Rite Aid, 713 Broadway, Bangor, ME*
Total Potential Gross Revenue (Scenario 1)	$405,033-$422,767	$389,342-$424,809	$391,444-$426,911	$393,610-$429,077	$359,139-$407,571	$421,599-$432,751	$423,966-$435,118	$426,404-$437,556	$428,915-$440,067	$444,610-$448,550	$460,384-$463,009
Net Operating Income (Scenario 1)	$336,981-$354,715	$319,248-$354,715	$319,248-$354,715	$319,248-$354,715	$282,546-$330,978	$342,708-$353,860	$342,708-$353,860	$342,708-$353,860	$342,708-$353,860	$355,818-$359,758	$368,928-$371,553
Cash Flow Before Debt Service & Taxes (Scenario 1)	$334,361-$352,095	$316,549-$352,016	$316,468-$351,935	$316,385-$351,852	$106,080-$245,778	$339,671-$350,823	$339,580-$350,732	$339,486-$350,638	$339,389-$350,541	$352,399-$356,339	$365,407-$368,032
9. Tractor Supply, 541 W. Reservoir Rd., Woodstock, VA*
Total Potential Gross Revenue (Scenario 1)	$283,530-$287,380	$285,107-$308,207	$286,730-$309,830	$288,401-$311,501	$290,124-$313,224	$236,247-$291,897	$293,724-$305,631	$295,606-$335,298	$297,544-$337,236	$299,541-$339,233	$301,597-$341,289
Net Operating Income (Scenario 1)	$230,999-$234,849	$231,000-$254,100	$231,000-$254,100	$231,000-$254,100	$231,000-$254,100	$175,350-$231,000	$231,000-$242,907	$231,000-$270,692	$231,000-$270,692	$231,000-$270,692	$231,000-$270,692
Cash Flow Before Debt Service & Taxes (Scenario 1)	$226,465-$230,315	$226,330-$249,430	$226,190-$249,290	$226,046-$249,146	$225,897-$248,997	$170,094-$225,744	$65,739-$225,586	$225,424-$265,116	$225,256-$264,948	$225,084-$264,776	$224,907-$264,599
10. Apria Healthcare, 7353 Company Dr. Indianapolis, IN
Total Potential Gross Revenue	$881,957	$574,398	$865,477	$885,846	$906,714	$928,093	$949,999	$972,442	$995,437	$1,018,999	$1,043,142
Net Operating Income	$577,042	$260,335	$541,993	$552,657	$563,530	$574,614	$585,914	$597,436	$609,181	$621,155	$633,362
Cash Flow Before Debt Service & Taxes	$577,042	($530,718)	$541,993	$552,657	$563,530	$574,614	$585,914	$597,436	$609,181	$621,155	$633,362
11. Gander Mountain, 19820 Hempstead Rd., Houston, TX
Total Potential Gross Revenue	$1,460,218	$1,506,294	$1,515,776	$1,525,543	$1,535,602	$1,159,473	$1,595,046	$1,751,041	$1,762,364	$1,774,026	$1,786,038
Net Operating Income	$1,153,350	$1,190,220	$1,190,220	$1,190,220	$1,190,220	$803,729	$1,228,630	$1,373,633	$1,373,633	$1,373,633	$1,373,633
Cash Flow Before Debt Service & Taxes	$1,135,652	$1,171,991	$1,182,420	$1,170,880	$1,170,300	$783,212	$478,574	$1,351,866	$1,351,213	$1,350,541	$1,349,848
12. CVS, 11115 East U.S. Hwy 24, Independence, MO
Total Potential Gross Revenue	$334,474	$336,019	$337,611	$339,251	$340,940	$342,679	$347,652	$351,770	$353,672	$355,629	$357,646
Net Operating Income	$282,954	$282,954	$282,954	$282,954	$282,954	$282,954	$286,135	$288,408	$288,408	$288,408	$288,408
Cash Flow Before Debt Service & Taxes	$282,954	$282,954	$282,954	$282,954	$282,954	$282,954	$286,135	$288,408	$288,408	$288,408	$288,408
13. Rite Aid, 1696 Middle Tennessee Blvd., Murfreesboro, TN
Total Potential Gross Revenue	$310,242	$311,312	$312,413	$313,548	$314,717	$249,723	$299,101	$300,379	$301,694	$303,049	$314,065
Net Operating Income	$274,146	$274,133	$274,118	$274,105	$274,091	$207,878	$256,001	$255,985	$255,968	$255,951	$265,555
Cash Flow Before Debt Service & Taxes	$271,906	$271,826	$271,742	$271,657	$271,570	$133,774	$253,326	$253,230	$253,130	$253,028	$262,545
14. Rite Aid, 1334 Windrim Ave., Philadelphia, PA
Total Potential Gross Revenue	$357,252	$358,343	$359,468	$360,625	$361,817	$305,334	$372,700	$374,003	$375,346	$376,728	$383,639
Net Operating Income	$320,874	$320,874	$320,874	$320,874	$320,874	$263,163	$329,263	$329,263	$329,263	$329,263	$334,751
Cash Flow Before Debt Service & Taxes	$318,602	$318,534	$318,463	$318,391	$318,317	$176,979	$326,550	$326,468	$326,385	$326,298	$331,697
15. CVS, 603 South Cedar Ridge Dr., Duncanville, TX
Total Potential Gross Revenue	$311,900	$314,051	$316,266	$318,549	$320,899	$323,320	$326,270	$333,837	$336,483	$339,207	$342,014
Net Operating Income	$240,194	$240,194	$240,194	$240,194	$240,194	$240,194	$240,650	$245,648	$245,648	$245,648	$245,648
Cash Flow Before Debt Service & Taxes	$240,194	$240,194	$240,194	$240,194	$240,194	$240,194	$240,650	$245,648	$245,648	$245,648	$245,648
16. CineMagic Theatre, 2171 Superior Drive NW, Rochester, MN
Total Potential Gross Revenue	$468,575	$476,002	$483,602	$491,377	$499,334	$507,476	$515,807	$524,334	$533,059	$541,986	$551,126
Net Operating Income	$253,893	$254,879	$255,845	$256,788	$257,707	$258,600	$259,466	$260,302	$261,106	$261,874	$262,611
Cash Flow Before Debt Service & Taxes	$244,802	$245,515	$246,200	$246,854	$247,475	$248,061	$248,611	$249,121	$249,590	$250,012	$250,393
17. Rite Aid, 8130 Ohio River Rd., Wheelersburg, OH*
Total Potential Gross Revenue	$211,235-$220,235	$203,442-$221,442	$204,686-$222,686	$205,966-$223,966	$188,556-$214,376	$220,799-$229,099	$222,199-$230,499	$223,639-$231,939	$225,124-$233,424	$234,270-$237,995	$241,285-$245,652
Net Operating Income	$171,000-$180,000	$162,000-$180,000	$162,000-$180,000	$162,000-$180,000	$143,271-$169,091	$174,156-$182,456	$174,156-$182,456	$174,156-$182,456	$174,156-$182,456	$181,772-$185,497	$187,212-$191,579
Cash Flow Before Debt Service & Taxes	$168,764-$177,764	$159,697-$177,697	$89,000-$107,000	$159,557-$177,557	$72,660-$157,991	$171,564-$179,864	$171,486-$179,786	$171,406-$179,706	$171,324-$179,624	$178,855-$182,580	$184,207-$188,574
18. Tractor Supply, 5525 US HWY 60 W, Paducah, KY*
Total Potential Gross Revenue	$230,185-$231,620	$231,926-$249,141	$233,719-$250,934	$235,566-$252,781	$237,469-$254,684	$235,257-$239,428	$207,273-$241,446	$243,525-$278,443	$245,667-$280,585	$247,872-$282,790	$250,144-$285,062
Net Operating Income	$172,150-$173,585	$172,150-$189,365	$172,150-$189,365	$172,150-$189,365	$172,150-$189,365	$167,979-$172,150	$137,977-$172,150	$172,150-$207,068	$172,150-$207,068	$172,150-$207,068	$172,150-$207,068
Cash Flow Before Debt Service & Taxes	$167,815-$169,250	$167,480-$184,695	$161,950-$179,165	$167,196-$184,411	$167,047-$184,262	$162,723-$166,894	($22,117)-$166,736	$166,574-$201,492	$166,406-$201,324	$166,234-$201,152	$166,057-$200,975
19. Tractor Supply, 3300 Veterans Outer Loop, Glasgow, KY*
Total Potential Gross Revenue	$258,375	$260,088-$275,186	$261,850-$281,980	$263,667-$283,797	$265,539-$285,669	$267,465-$287,595	$197,904-$269,450	$271,495-$303,264	$273,601-$305,370	$275,770-$307,539	$278,004-$309,773
Net Operating Income	$201,300	$201,300-$216,398	$201,300-$221,430	$201,300-$221,430	$201,300-$221,430	$201,300-$221,430	$129,754-$201,300	$201,300-$233,069	$201,300-$233,069	$201,300-$233,069	$201,300-$233,069
Cash Flow Before Debt Service & Taxes	$196,962	$195,900-$210,998	$196,698-$216,828	$196,560-$216,690	$196,418-$216,548	$196,272-$216,402	($34,961)-$196,121	$195,965-$227,734	$195,805-$227,574	$195,640-$227,409	$195,471-$227,240
20. Best Buy, 3040 N. Gloster St., Tupelo, MS
Total Potential Gross Revenue	$395,455	$398,385	$242,411	$361,326	$364,528	$367,825	$371,221	$382,146	$391,053	$394,765	$398,587
Net Operating Income	$297,800	$297,800	$138,808	$254,616	$254,616	$254,616	$254,616	$262,042	$267,347	$267,347	$267,347
Cash Flow Before Debt Service & Taxes	$293,800	$293,680	($7,894)	$250,245	$250,114	$249,979	$249,840	$257,123	$262,280	$262,128	$261,971
21. Conn’s, 747 NE Loop 820, Hurst, TX
Total Potential Gross Revenue	$302,938	$305,673	$310,138	$317,990	$320,977	$325,629	$333,524	$336,789	$341,876	$350,515	$354,082
Net Operating Income	$211,799	$211,800	$213,450	$218,400	$218,400	$219,974	$224,700	$224,700	$226,425	$231,600	$231,600
Cash Flow Before Debt Service & Taxes	$206,753	$206,603	$208,097	$212,886	$212,721	$214,124	$218,675	$218,494	$220,033	$225,016	$224,819
22. Conn’s, 11101 Pecan Park Blvd., Austin, TX
Total Potential Gross Revenue	$493,643	$508,340	$511,896	$386,669	$479,244	$526,698	$530,700	$534,822	$539,068	$561,466	$567,610
Net Operating Income	$378,571	$389,816	$389,816	$260,927	$349,730	$393,298	$393,298	$393,298	$393,298	$411,324	$412,963
Cash Flow Before Debt Service & Taxes	$373,579	$384,674	$384,520	$255,472	$145,131	$387,511	$387,337	$387,158	$386,974	$404,811	$406,254
23. Conn’s, 2531 West Anderson Ln., Austin TX*
Total Potential Gross Revenue	$500,217	$474,854-$511,131	$474,845-$514,420	$341,930-$478,233	$481,722-$501,645	$485,317-$505,240	$508,941-$511,898	$512,755-$517,792	$519,864-$521,719	$525,763-$539,818	$529,930-$543,985
Net Operating Income	$393,774	$365,218-$401,495	$361,920-$401,495	$225,617-$361,920	$361,920-$381,843	$361,920-$381,843	$381,843-$384,800	$381,843-$386,880	$385,025-$386,880	$386,880-$400,935	$386,880-$400,935
Cash Flow Before Debt Service & Taxes	$388,782	($287,172)-$396,353	$356,624-$396,199	$26,977-$356,465	$356,301-$376,224	$356,133-$376,056	$375,882-$378,839	$375,703-$380,740	$378,701-$380,556	$380,367-$394,422	$380,171-$394,226
24. Vanguard Car Rental, 3600 Naturally Fresh Blvd., College Park, GA
Total Potential Gross Revenue	$1,403,125	$1,406,055	$1,409,074	$1,412,182	$1,849,738	$1,853,036	$1,856,433	$1,859,931	$1,863,536	$592,952	$893,252
Net Operating Income	$1,305,452	$1,305,452	$1,305,452	$1,305,452	$1,739,806	$1,739,806	$1,739,806	$1,739,806	$1,739,806	$465,511	$761,988
Cash Flow Before Debt Service & Taxes	$1,300,780	$1,300,640	$1,300,495	$1,300,347	$1,734,548	$1,734,390	$1,734,227	$1,734,060	$1,733,888	$120,711	$755,709
25. Rite Aid, 226 Parker Farm Rd., Buxton, ME*
Total Potential Gross Revenue	$228,892-$239,100	$219,734-$240,149	$220,814-$241,229	$221,926-$242,341	$204,064-$229,960	$238,028-$248,143	$239,244-$249,359	$240,495-$250,610	$241,785-$251,900	$250,524-$256,689	$259,302-$264,978
Net Operating Income	$193,939-$204,147	$183,732-$204,147	$183,732-$204,147	$183,732-$204,147	$164,724-$190,620	$197,508-$207,623	$197,508-$207,623	$197,508-$207,623	$197,508-$207,623	$204,918-$211,083	$212,328-$218,004
Cash Flow Before Debt Service & Taxes	$191,703-$201,911	$106,232-$126,647	$181,360-$201,775	$181,289-$201,704	$98,827-$188,103	$194,916-$205,031	$194,838-$204,953	$194,758-$204,873	$194,676-$204,791	$202,001-$208,166	$209,323-$214,999
26. Tractor Supply, 5235 SW Topeka Blvd., Topeka, KS*
Total Potential Gross Revenue	$342,667	$346,156	$349,748-$364,844	$353,449-$376,093	$357,261-$379,905	$361,187-$383,831	$365,231-$387,875	$258,369-$369,396	$373,686-$387,356	$378,105-$391,775	$382,656-$396,326
Net Operating Income	$210,099	$209,611	$209,106-$224,202	$208,588-$231,232	$208,055-$230,699	$207,504-$230,148	$206,938-$229,582	$95,327-$206,354	$205,752-$219,422	$205,134-$218,804	$204,496-$218,166
Cash Flow Before Debt Service & Taxes	$205,154	$204,517	$203,859-$218,955	$203,184-$225,828	$202,489-$225,133	$201,771-$224,415	$201,033-$223,677	($75,077)-$200,272	$199,487-$213,157	$198,681-$212,351	$197,850-$211,520

* A range of estimates is provided for each property where the lease was due to expire before 2022.

In preparing its opinion to the CCPT board of directors, the Financial Advisor performed a variety of analyses, including an analysis relating to the financial forecasts of the net-leased properties of CCPT summarized above.  The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented.  As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description.  The Financial Advisor arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor.  While the results of each analysis were taken into account in reaching the Financial Advisor’s overall conclusion with respect to fairness, the Financial Advisor did not make separate or quantifiable judgments regarding individual analyses, including its analysis relating to the financial forecasts of the net-leased properties of CCPT summarized above.  The Financial Advisor believes that its analyses and the summary described in (i) the information set forth in CCPT’s 14D-9, filed on March 31, 2014 under “Item 4. The Solicitation and Recommendation — (b) Reasons — Opinion of Financial Advisor”, (ii) the Opinion issued by Duff & Phelps attached as Exhibit (c)(1) to CCPT’s Schedule 14D-9/A, filed on April 11, 2014, and (iii) the Duff & Phelps fairness analysis, dated March 17, 2014 attached as Exhibit (c)(2) to CCPT’s Schedule 14D-9/A, filed on April 11, 2014 (each of which are incorporated herein by reference) must be considered as a whole and that selecting portions of  its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying The Financial Advisor’s analyses and opinion.  In addition, the table above does not constitute a complete description of the Financial Advisor’s analysis relating to the financial forecasts of the net-leased properties of CCPT.  Considering the data in the tables above without considering the methodologies underlying, and the assumptions, qualifications and limitations affecting such analysis could create a misleading or incomplete view of the Financial Advisor’s analyses.”

The section of the Offer to Purchase entitled “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal” is hereby amended and supplemented by adding the following text after the third sentence of such section:

“The reason for the inclusion of the disclosure of the Appraisal Report in the Offer to Purchase is because the information set forth in the Appraisal Report is material non-public information that was made available to affiliates of CCPT.”

The section of the Offer to Purchase entitled “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal—The appraisal and other information in the context of determining estimated per share value of CCPT common stock” is hereby amended and supplemented by amending and restating the last sentence of the third paragraph in such section on page 11 of the Offer to Purchase in its entirety as follows:

“Although in the past, the CCPT board of directors did not take into account the impact of potential transaction costs in its previous determinations of CCPT’s estimated share value, the CCPT board of directors determined that it would be appropriate to reflect the potential impact of such costs in the estimated per share value of CCPT’s common stock as of December 31, 2013 in light of the aforementioned charter provision and the fact that the CCPT board of directors has begun to investigate potential liquidity strategies.”

The section of the Offer to Purchase entitled “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal—The appraisal and other information in the context of determining estimated per share value of CCPT common stock” is hereby amended and supplemented by amending and restating the last paragraph in such section on page 11 of the Offer to Purchase in its entirety as follows:

“Based on these considerations, the CCPT board of directors established the estimated value of CCPT’s common stock of $6.55 per share as of December 31, 2013, which is within the $6.33 to $7.72 per share valuation range calculated by the Appraiser using the NAV methodology, and also within the range of $6.28 to $7.66 per share valuation range calculated by the Financial Advisor using the NAV methodology in connection with issuing its Fairness Opinion to the CCPT board of directors.

The Advisor did not independently perform a liquidation analysis or determine a liquidation value for CCPT, and, as such, the Advisor did not develop an analysis relating to broker costs, loan assumption costs and fees, potential loan repayment costs or the potential impact of these transaction costs on the net proceeds to be received by CCPT stockholders in a liquidity transaction. ARCP valued CCPT on a gross basis (before indebtedness and transaction expenses) by applying a 7.91% capitalization rate to the estimated first year net operating income from the CCPT properties of $6,116,751 and did not otherwise prepare a liquidation analysis of CCPT. This capitalization rate was applied to the net operating income from CCPT’s properties because ARCP viewed the acquisition of the CCPT properties through the Merger as an ordinary course real estate acquisition, consistent with ARCP’s investment strategy to acquire, own and operate commercial real estate properties. As ARCP has no present intent to dispose of the properties and redeploy the funds into new acquisitions, it determined that a liquidation analysis was not appropriate under the circumstances.”

The section of the Offer to Purchase entitled “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal— Additional Information Regarding the Engagement of Duff & Phelps as the Appraiser” is hereby amended and supplemented by amending and restating the third sentence of the first paragraph on page 14 of the Offer to Purchase in its entirety as follows:

“The Appraiser’s valuation materials were not prepared in connection with the Opinion, the Offer or the Merger.”

Schedule 13E-3, Item 16. Exhibits

Item 16 of the Schedule 13E-3 Transaction Statement on Schedule TO is hereby amended and supplemented by deleting the existing Exhibit (c)(iii) attached thereto and adding the following Exhibit (c)(iii) attached to this Amendment No. 3 in lieu thereof.

“(c)(iii) Restricted Appraisal Report of Assets and Liabilities of Cole Credit Property Trust, Inc. as of December 31, 2013.**”

The cover page of the Offer to Purchase is hereby amended and supplemented by adding the following text:

“NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2014

DESERT ACQUISITION, INC.

By	/s/ Lisa E. Beeson

Name:	Lisa E. Beeson

Title:	Chief Operating Officer

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By	/s/ Lisa E. Beeson

Name:	Lisa E. Beeson

Title:	Chief Operating Officer

EXHIBIT INDEXES

Item 12 of the Tender Offer Statement on Schedule TO

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 31, 2014.*
(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9).*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Summary Advertisement published in The Wall Street Journal on March 31, 2014.*
(a)(1)(vi)	Press Release, dated March 31, 2014, issued by American Realty Capital Properties, Inc.*
(a)(1)(vii)	Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 11, 2014.*
(a)(1)(viii)	Reminder to stockholders of Cole Credit Property Trust, Inc. to tender their shares, dated April 11, 2014.*
(a)(1)(ix)	Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 18, 2014.**
(a)(2)	None.
(a)(3)	Documents filed as Exhibits (a)(1)(i)-(a)(1)(ix) incorporated herein by reference.
(a)(4)	None.
(a)(5)	None.
(b)(i)	Credit Agreement, dated as of February 14, 2013, among American Realty Capital Operating Partnership III, L.P., American Realty Capital Trust III, Inc., Wells Fargo Bank, National Association, RBS Citizens, N.A., and Regions Bank, Capital One, N.A. and JPMorgan Chase Bank, N.A. and the other lenders party hereto (incorporated by reference to Exhibit 10.43 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 28, 2013).
(b)(ii)	First Amendment to Credit Agreement, dated as of March 18, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.47 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on May 6, 2013).
(b)(iii)	Augmenting Lender and Increasing Lender Supplement and Incremental Amendment, dated as of March 28, 2013, to the Credit Agreement, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.58 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(iv)	Third Amendment to Credit Agreement, dated as of May 28, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.59 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(v)	Fourth Amendment to Credit Agreement, dated as of July 22, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.60 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(vi)	Augmenting Lender and Increasing Lender Supplement and Incremental Amendment to the Credit Agreement, dated as of August 1, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.61 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).

(b)(vii)	Sixth Amendment to the Credit Agreement, dated as of November 4, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the Lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.74 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on November 7, 2013).
(b)(viii)	Seventh Amendment to Credit Agreement, dated as of December 4, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.46 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(ix)	Augmenting Lender and Increasing Lender Supplement, dated as of December 20, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.47 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(x)	Augmenting Lender Supplement, dated as of January 17, 2014, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.48 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(xi)	Tenth Amendment to Credit Agreement, dated as of February 4, 2014, among, ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.49 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(d)(i)	Agreement and Plan of Merger, dated March 17, 2014, among Cole Credit Property Trust, Inc., American Realty Capital Properties, Inc. and Desert Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to American Realty Capital Properties, Inc.’s Current Report on Form 8-K (File No. 001-35263), filed on March 21, 2014).
(d)(ii)	Confidentiality Agreement, dated March 11, 2014, between American Realty Capital Properties, Inc. and Cole Credit Property Trust, Inc.*
(d)(iii)	Certificate Evidencing Exemption From Ownership Limits, dated March 17, 2014, among Cole Credit Property Trust, Inc., American Realty Capital Properties, Inc. and Desert Acquisition, Inc.*
(d)(iv)	Agreement and Plan of Merger, dated October 22, 2013, among American Realty Capital Properties, Inc., Cole Real Estate Investments, Inc. and Clark Acquisition, LLC (incorporated by reference to Exhibit 2.1 to American Realty Capital Properties, Inc.’s Current Report on Form 8-K (File No. 001-35263), filed on October 23, 2013).
(d)(v)	Employment Agreement, dated as of October 21, 2013, by and between American Realty Capital Properties, Inc. and Nicholas S. Schorsch (incorporated by reference to Exhibit 10.75 to American Realty Capital Properties, Inc.’s Form 10-Q (File No. 001-35263), filed on November 7, 2013).
(d)(vi)	Advisory Agreement, dated April 6, 2004, as amended, by and between Cole Credit Property Trust, Inc. and Cole REIT Advisors, LLC (incorporated by reference to Exhibit 6.3 to Cole Credit Property Trust, Inc.’s Form 10-SB (File No. 001-51962), filed on May 1, 2006).
(d)(vii)	Property Management and Leasing Agreement, dated April 6, 2004, by and among Cole Credit Property Trust, Inc., Cole Operating Partnership I, LP and Cole Realty Advisors, Inc. (incorporated by reference to Exhibit 6.2 to Cole Credit Property Trust, Inc.’s Form 10-SB (File No. 001-51962), filed on May 1, 2006).
(f)	None.
(g)(i)	Hypothetical Illustration of $10,000 Investment in Cole Credit Property Trust, Inc.*
(g)(ii)	Call Script: To Answer Questions of Advisors and Stockholders Concerning Tender Offer to Acquire Cole Credit Property Trust, Inc. Shares.*
(h)	None.
* Previously Filed. ** Filed herewith.

Item 16 of the Schedule 13E-3 Transaction Statement on Schedule TO

Exhibit No.	Description
(c)(i)	Fairness Opinion issued by Duff & Phelps, LLC, dated March 17, 2014 (incorporated by reference to Exhibit (c)(1) to CCPT’s Schedule 14D-9/A, filed on April 14, 2014).*
(c)(ii)	Duff & Phelps, LLC Fairness Analysis, dated March 17, 2014 (incorporated by reference to Exhibit (c)(2) to CCPT’s Schedule 14D-9/A, filed on April 14, 2014).*
(c)(iii)	Restricted Appraisal Report of Assets and Liabilities of Cole Credit Property Trust, Inc. as of December 31, 2013.**
(f)	None.

* Previously Filed. ** Filed herewith.